SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 3)1

SmarTire Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

831913 10 8

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1 (d)

[1]         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 831913 10 8

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TRW Automotive Inc. (“TRW Automotive”) I.R.S. No. 03-0450952

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

1,390,072*

	6.	SHARED VOTING POWER

0

	7.	SOLE DISPOSITIVE POWER

1,390,072*

	8.	SHARED DISPOSITIVE POWER

0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,390,072*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES____

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7%

12.	TYPE OF REPORTING PERSON

CO

Page 2 of 7 Pages

CUSIP No. 831913 10 8

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Northrop Grumman Space & Mission Systems Corp. (“NGS&MS”) (formerly, TRW Inc.) I.R.S. No. 34-0575430

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

1,390,072*

	6.	SHARED VOTING POWER

0

	7.	SOLE DISPOSITIVE POWER

1,390,072*

	8.	SHARED DISPOSITIVE POWER

0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,390,072*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES____

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7%

12.	TYPE OF REPORTING PERSON

CO

Page 3 of 7 Pages

CUSIP No. 831913 10 8

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Northrop Grumman Corporation (“Northrop Grumman”) I.R.S. No. 95-4840775

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

1,390,072*

	6.	SHARED VOTING POWER

0

	7.	SOLE DISPOSITIVE POWER

1,390,072*

	8.	SHARED DISPOSITIVE POWER

0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,390,072*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES____

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7%

12.	TYPE OF REPORTING PERSON

CO

* On November 4, 2002, Northrop Grumman Space & Mission Systems Corp. (then known as TRW Inc.), an Ohio corporation ("NGS&MS") contributed to its subsidiary, TRW Automotive, all 1,390,072 shares of the Common Stock of the Issuer covered under this Schedule 13G (the "Shares").  On June 30, 2002, NGS&MS, Northrop and Richmond Acquisition Corp., an Ohio corporation and wholly-owned subsidiary of Northrop ("Richmond") entered into an Agreement and Plan of Merger.  Pursuant to the merger agreement, on December 11, 2002 Richmond was merged with and into NGS&MS, with NGS&MS surviving the merger as a wholly-owned subsidiary of Northrop Grumman.  As the ultimate parent of TRW Automotive, Northrop Grumman acquired the indirect power to vote and dispose of the Shares.  As the direct parent of TRW Automotive, NGS&MS still has the indirect power to vote and direct the disposition of the Shares.  As the record owner, TRW Automotive has the direct power to vote and direct the disposition of the Shares.

Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

SmarTire Systems Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

150-13151 Vanier Place, Suite 150
Richmond, British Columbia
Canada V6V 2J1

Item 2(a).	Name of Person Filing:

Northrop Grumman Space & Mission Systems Corp. ("NGS&MS") (formerly, TRW Inc.)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1900 Richmond Road
Cleveland, Ohio 44124

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock of SmarTire Systems Inc.

Item 2(e).	CUSIP Number:

831913 10 8

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

(a) Amount beneficially owned:

1,390,072*

(b) Percent of class:

6.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,390,072*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,390,072*

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Page 5 of 7 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003	TRW AUTOMOTIVE INC.

	By:	/s/ David L. Bialosky

David L. Bialosky
Vice President and General Counsel

Date: February 14, 2003	NORTHROP GRUMMAN SPACE &
MISSION SYSTEMS CORP.

	By:	/s/ Howard V. Knicely

Howard V. Knicely
Executive Vice President

Date: February 14, 2003	NORTHROP GRUMMAN CORPORATION

	By:	/s/ John H. Mullan

John H. Mullan
Corporate Vice President and Secretary

Page 7 of 7 Pages